

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Mr. Ron Zwanziger
Chairman, Chief Executive Officer and President
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: Alere Inc.
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
File No. 001-16789

Dear Mr. Zwanziger:

        We have completed our review of the above filing and have no further comments at this time.

                                                Sincerely,

                                                Gus Rodriguez
                                                Accounting Branch Chief